

Mail Stop 7010

March 6, 2008

via U.S. mail and facsimile

Donald E. Washkewicz, Chief Executive Officer
Parker Hannifin Corporation
6035 Parkland Blvd.
Cleveland, Ohio   44124-4141

      RE: **Parker Hannifin Corporation**
                 Form 10-K for the Fiscal Year Ended June 30, 2007
                 Filed August 29, 2007
                 File No. 1-04982

Dear Mr. Washkewicz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                             Sincerely,

                             Terence O'Brien
                             Accounting Branch Chief